



PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN CALLS INTERNET RUMORS UNFOUNDED

MONTREAL, March 9, 2005 - Novamerican Steel Inc. (**NASDAQ : TONS**) announced today, that it knows of no basis whatsoever for what it considers to be false rumors posted on an Internet chat board suggesting that the Company is under investigation for fraud or that it intends to make an announcement of adverse information concerning the Company. "We generally do not respond to unfounded rumors of this sort," said Novamerican CEO Bryan Jones, "but these chat room postings are so patently false that we thought the Company should put on the record its denial of them so that our shareholders are not adversely affected."

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455.
Visit us at www.novamerican.com.